Exhibit 32.1

CERTIFICATION PURSUANT OF PRESIDENT AND CHIEF EXECUTIVE OFFER
AND
CHIEF ADMINISTRATIVE AND FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gottschalks Inc. (the "Company") on Form 10-K/A for the period ended January 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James R. Famalette, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as enacted by § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James R. Famalette

James R. Famalette
President and Chief Executive Officer

Date: September 10, 2004

A signed original of this written statement required by Section 906 has been provided to Gottschalks Inc. and will be retained by Gottschalks Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

**CERTIFICATION PURSUANT OF PRESIDENT AND CHIEF EXECUTIVE OFFER
AND
CHIEF ADMINISTRATIVE AND FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Gottschalks Inc. (the "Company") on Form 10-K/A for the period ended January 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J. Gregory Ambro, Chief Administrative and Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as enacted by § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ J. Gregory Ambro

J. Gregory Ambro

Chief Administrative and Financial Officer

Date: September 10, 2004

A signed original of this written statement required by Section 906 has been provided to Gottschalks Inc. and will be retained by Gottschalks Inc. and furnished to the Securities and Exchange Commission or its staff upon request.